

April 4, 2011

Mr. Rex Jay Horwitz
Chief Executive Officer
Acquisition Capital Group, Inc.
34 Florence Street
Worcester, MA 01060

> **Re:** **Acquisition Capital Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed March 9, 2011**
> **File No. 333-165134**

Dear Mr. Horwitz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to comment 1 of our comment letter dated November 4, 2010 and re-issue the comment in part. Please include a comparison in percentages of the securities being offered to the public and those issued or to be issued to affiliated persons. In this regard, we note that you had issued to your officers and directors 1,000,000 shares of restricted common stock in exchange for $2,000. Refer to Item 3(b) of Form S-11 for guidance.

2. We note that you intend to use the capital raised in this offering to, among others, purchase properties for less than fair market value. Please clarify elsewhere in the prospectus, such as the business section, how you intend to determine the fair market value of these properties. Additionally, please tell us what consideration you have given to identifying an independent valuation expert.

3. We note your statement, "… there must be a comfortable cash flow which the Officers are comfortable with." Please expand your disclosure elsewhere in the

prospectus, as appropriate, to indicate what "comfortable cash flow" means and what threshold will indicate the Officers' "comfort" level.

Description of Business, page 25

Investment Policies, page 25

4.   Please revise your disclosure in the use of proceeds section to indicate the approximate amount or percentages of net proceeds you intend to use for each of the types of properties you intend to invest in.

5.   Please revise your disclosure to specify how the risks you indicated on page 26 apply to each of the property type you may acquire.

Management's Discussion and Analysis of Financial Condition, page 31

Results of Operations, page 32

6.   Please expand your disclosure to indicate what the "seminars and education" were for.

Liquidity and Capital Resources, page 32

7.   Please revise your disclosure to clarify the source of the unrestricted cash of $1,650 as of December 31, 2009 and $6,769 as of October 31, 2010.

Financial Statements

General

8.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibit Index, page 45

9.   We note your response to comment 18 of our comment letter dated November 4, 2010. Please file the execution version of the promissory note or advise. Additionally, please file the promissory notes for each of the officers.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

10.   We note the date of the accountants' report relating to the financial statements as of December 31, 2009 indicated in your accountants' consent is inconsistent with the date of your accountants' report on page F-10. Please revise to clarify this apparent conflict.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Jillian Ivey Sidoti, Esq. (*via facsimile*)